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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           _________________________

                               AMENDMENT NO. 3 TO
                                  SCHEDULE TO
                                 (Rule 14d-100)

        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   DVI, INC.
         (Name of Subject Company (Issuer) and Filing Person (Issuer))

                 9-1/8% Convertible Subordinated Notes due 2002
                         (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                              Steven A. Garfinkel
                                 2500 York Road
                          Jamison, Pennsylvania 18929
                                 (215) 488-5000

        (Name, Address and Telephone No. of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                with a copy to:
                                 John A. Healy
                       Clifford Chance Rogers & Wells LLP
                                200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000
                           _________________________

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
|      Transaction Valuation           |       Amount of Filing Fee            |
|           $13,750,000                |             $2,750*                   |
--------------------------------------------------------------------------------

* Previously paid.

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.
     [x]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

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                         AMENDMENT NO. 3 TO SCHEDULE TO

     DVI, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on June 27, 2001, as amended by Amendment No.1 on July 20, 2001 and further amended by Amendment No.2 on July 25, 2001 (the "Schedule TO"). The Schedule TO relates to the offer by the Company to exchange any or all of its outstanding 9 1/8% Convertible Subordinated Notes due 2002 for its newly issued 9 1/8% Convertible Subordinated Notes due 2004, upon the terms and subject to the conditions set forth in the Offering Circular filed as Exhibit 12(a)(1) to the Schedule TO (the "Offering Circular"), the Form of Acceptance filed as Exhibit 12(a)(2) to the Schedule TO and the Note Exchange Agreement filed as Exhibit 12(a)(3) to the Schedule TO. In this Schedule TO, the 9-1/8% Convertible Subordinated Notes due 2002 are referred to as the "Old Convertible Notes" and the 9-1/8% Convertible Subordinated Notes due 2004 are referred to as the "New Convertible Notes."


Schedule TO
-----------
     The Schedule TO is hereby supplemented and/or amended as provided below.

Item 4.  Terms of the Transaction.

     At 5:00 p.m., New York City time, on Thursday, July 26, 2001, the tender offer expired. $13,750,000 aggregate principal amount of the outstanding Old Convertible Notes were tendered and not withdrawn pursuant to the Offer. Such Notes constituted 100% of the outstanding Old Convertible Notes. Upon expiration, all Old Convertible Notes validly tendered and not withdrawn prior to the expiration of the Offer were accepted for exchange.













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                                   SIGNATURE






     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  DVI, INC.


Date: July 27, 2001



                                  /s/  Michael A. O'Hanlon
                                  ----------------------------------------------
                                  Name:   Michael A. O'Hanlon
                                  Title:  President and Chief Executive Officer














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